SunAmerica Asset Management, LLC Harborside 5 185 Hudson Street Suite 3300 Jersey City, NJ 07311 www.aig.com
Edward J. Gizzi Assistant General Counsel SunAmerica Asset Management, LLC AIG Life & Retirement T +1 551 235 3560 F +1 201 324 6364 Edward.Gizzi@aig.com

January 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Alison T. White

Re:	Asset Allocation Fund (the “Fund”), a series of VALIC Company I (the “Registrant”)
Securities Act File No. 002-83631
Investment Company Act File No. 811-03738

Dear Ms. White:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on December 3, 2020, regarding Post-Effective Amendment No. 98 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 97 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Fund only.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments with respect to the Fund, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I. Prospectus

Comment 1:	Given that the Fund’s portfolio turnover rate was over 100% for the past two years, please consider whether active trading risk should be a principal risk of investing in the Fund.

Response 1:	The Registrant has added “Active Trading Risk” as a principal risk of the Fund to Items 4 and 9 as set forth below.

Item 4 Disclosure

“Active Trading Risk. High portfolio turnover rates that are associated with active trading may result in higher transaction costs, which can adversely affect the Fund’s performance. Active trading tends to be more pronounced during periods of increased market volatility.”

Item 9 Disclosure

“Active Trading Risk. A strategy used whereby the Fund may engage in frequent trading of portfolio securities in an effort to achieve its investment objective. Active trading may result in high portfolio turnover and correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund. During periods of increased market volatility, active trading may be more pronounced. In the ‘Financial Highlights’ section, the Fund’s portfolio turnover rate is provided for each of the last five years.”

Comment 2:

In the subsection entitled “Fund Summary: Asset Allocation Fund – Fees and Expenses of the Fund,” if the expense reimbursement is subject to a recoupment provision, please disclose the terms of the recoupment in the note to the fee table. Please note that the Staff may have further comments.

Response 2:	The Registrant submits that VALIC is not entitled to recoup fees waived with respect to the Fund under the Advisory Fee Waiver Agreement.

Comment 3:

Items 4 and 9 require you to disclose the Fund’s principal investment strategies, which, as noted in Instruction 2 to Item 9.b.(1) of Form N-1A, “depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns.”

Your current disclosure indicates that, as part of its investment process, the subadviser seeks to assess the impact of certain ESG factors to identify issuers that the subadviser believes may be negatively impacted by such factors relative to other issuers.

As written, it is unclear that the ESG analysis is closely integrated into the investment decision making process to such an extent that it could be considered part of your principal strategies. Please either (1) expand on your disclosure to address the specific E, S, and G factors considered – including the types of data and analysis reviewed – and how the factors relate to buy/sell decisions or (2) relocate the disclosure to a more appropriate location.

In addition, please revise to clarify what you mean when you say you consider ESG factors “relative to other issuers.” In this respect it is unclear whether you mean to suggest you consider ESG issues when comparing two firms in the same industry or consider ESG across the entire investment universe.

Response 3:

The Registrant submits that the ESG analysis is not a principal investment strategy of the Fund and therefore has removed this disclosure from Item 4. In addition, it has deleted the disclosure from the third paragraph under the subsection entitled “Additional Information about the Fund’s Investment Objective, Strategies and Risks – Asset Allocation Fund” in Item 9 and added the following to the end of that subsection:

“In addition to the Fund’s principal investment strategies described above, as a part of its investment process in managing the equity portion of the Fund, the subadviser seeks to assess the impact of environmental, social and governance factors (including accounting and tax policies, disclosure and investor communication, shareholder rights and remuneration policies) on the cash flows of many companies in which it may invest to identify issuers that the subadviser believes will be negatively impacted by such factors relative to other issuers within the Fund’s investment universe. These determinations may not be conclusive and securities of such issuers may be purchased and retained by the Fund.”

Comment 4:

Given that that the Fund may invest in fixed income securities issued by a foreign corporation or a U.S. affiliate of a foreign corporation or a foreign government or its agencies and instrumentalities, please consider whether foreign investment risk should be added as a principal risk of investing in the Fund.

Response 4:	The Registrant has added “Foreign Investment Risk” and “Foreign Sovereign Debt Risk” as principal risks of the Fund to Items 4 and 9 as set forth below.

Item 4 Disclosure

“Foreign Investment Risk. Investment in foreign securities involves risks due to several factors, such as illiquidity, the lack of public information, changes in the exchange rates between foreign currencies and the U.S. dollar, unfavorable political, social and legal developments, or economic and financial instability. Foreign companies are not subject to the U.S. accounting and financial reporting standards and may have riskier settlement procedures. U.S. investments that are denominated in foreign currencies or that are traded in foreign markets, or securities of U.S. companies that have significant foreign operations may be subject to foreign investment risk.”

“Foreign Sovereign Debt Risk. Foreign sovereign debt securities are subject to the risk that a governmental entity may delay or refuse to pay interest or to repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political, social and economic considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies. If a governmental entity defaults, it may ask for more time in which to pay or for further loans.”

Item 9 Disclosure

“Foreign Investment Risk. Investments in foreign securities involve risks in addition to those associated with investments in domestic securities due to changes in currency exchange rates, unfavorable political, social and legal developments or economic and financial instability, for example. Foreign companies are not subject to the U.S. accounting and financial reporting standards and public information may not be as available. In addition, the liquidity of these investments may be more limited than for U.S. investments, which means a subadviser may at times be unable to sell at desirable prices. Foreign settlement procedures may also involve additional risks. Certain of these risks may also apply to U.S. investments that are denominated in foreign currencies or that are traded in foreign markets, or to securities of U.S. companies that have significant foreign operations. These risks are heightened when an issuer is in an emerging market. Historically, the markets of emerging market countries have been more volatile than markets of developed countries. The Fund investing in foreign securities may also be subject to the following risk:

•  Foreign Sovereign Debt Risk. To the extent the Fund invests in foreign sovereign debt securities, it may be subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political, social and economic considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies. If a governmental entity defaults, it may ask for more time in which to pay or for further loans.”

Comment 5:

The subsection entitled “Fund Summary: Asset Allocation Fund – Investment Adviser” states that the portfolio managers have been portfolio managers of the Fund since January 2020. Should this state January 2021 instead?

Response 5:	The Registrant has revised the above-referenced subsection to reflect that the portfolio managers have been portfolio managers of the Fund since January 2021.

Comment 6:

The penultimate sentence of the subsection entitled “Investment Glossary – Investment Terms – Diversification” states that “[e]xcept as noted in the Fund Summary, the Fund is diversified under the 1940 Act.” It is unclear what the phrase “except as noted in the Fund Summary” means. Please advise or revise.

Response 6:

The Registrant notes that the disclosure relating to the Fund will be merged into the multi-fund prospectus that relates to all of the series of the Registrant. The above-referenced phrase is designed to take into account those series that are classified as “non-diversified” as set forth in their respective summary prospectuses.

Comment 7:	Please revise the disclosure in the last paragraph of the subsection entitled “Investment Glossary – Investment Risks – Derivatives Risk” to reflect SEC Release No. IC-34084.

Response 7:	The Registrant has revised the last paragraph of the above-referenced subsection to read as follows (additions bolded and underlined; deletions in strikethrough text):

On October 28, 2020, the Securities and Exchange Commission adopted new regulations governing the use of derivatives by registered investment companies (“Rule 18f-4”). Upon the date of the Fund’s compliance with Rule 18f-4, the Fund will need to comply with certain conditions depending on the extent of its use of derivatives, including (as applicable) the adoption and implementation of policies and procedures designed to manage the Fund’s derivatives risks, recordkeeping and reporting requirements, compliance with a limit on the amount of leverage-related risk that the Fund may obtain based on value-at-risk and maintaining a derivatives risk management program and designating a derivative risk manager. Moreover, Rule 18f-4 will eliminate the asset segregation framework currently used by the Fund to comply with Section 18 of the 1940 Act. ~~Recent legislation calls for a new regulatory framework for the derivatives markets.~~ The extent and impact of Rule 18f-4 and other new regulations are not yet known and may not be known for some time. In addition, they ~~New regulations~~ may make the use of derivatives by funds more costly, may limit the availability of certain types of derivatives, and may otherwise adversely affect the value or performance of derivatives used by the Fund.

SAI

Comment 8:

In the subsection entitled “Management of VC I – Board and Committees,” please disclose whether the Governance Committee will consider nominees recommended by security holders, and if so, please disclose the procedures to be followed to submit recommendations. See Item 17(b)(2)(iv) of Form N-1A.

Response 8:

The Registrant submits that the Governance Committee charter is silent with respect to whether the Governance Committee will consider nominees recommended by shareholders. Accordingly, the Registrant respectfully declines to add disclosure at this time; however, it will revisit the disclosure and consider any necessary updates in connection with the next annual update.

Should you have any questions concerning the above, please call the undersigned at 201-324-6378.

Very truly yours,

/s/ Edward J. Gizzi

Edward J. Gizzi

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC